UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 14, 2026

BOSTON SCIENTIFIC CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	1-11083	04-2695240
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Boston Scientific Way, Marlborough, Massachusetts
(Address of principal executive offices)

01752-1234
(Zip Code)

Registrant’s telephone number, including area code: (508) 683-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	BSX	New York Stock Exchange
0.625% Senior Notes due 2027	BSX27	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On January 14, 2026, Boston Scientific Corporation, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pinehurst Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Penumbra, Inc., a Delaware corporation (“Penumbra”), providing for the merger of Merger Sub with and into Penumbra (the “Merger”), with Penumbra surviving the Merger as a wholly owned subsidiary of the Company.

At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of Penumbra issued and outstanding immediately prior to the Effective Time (each, a “Penumbra Share” and collectively, the “Penumbra Shares”), other than Penumbra Shares (a) held in the treasury of Penumbra or owned by any direct or indirect wholly owned subsidiary of Penumbra, (b) owned by Merger Sub, the Company or any direct or indirect wholly owned subsidiary of the Company or (c) held by holders who (i) are entitled to demand appraisal rights under Section 262 of the Delaware General Corporation Law, as amended (the “DGCL”), (ii) have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and (iii) as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL, will be automatically canceled and converted into the right to receive, at the election of the holder of such Penumbra Shares, in accordance with, and subject to the terms, conditions and procedures set forth in the Merger Agreement, the following consideration (collectively with, if applicable, cash in lieu of any fractional Parent Shares and any dividends or other distributions payable pursuant to the Merger Agreement, the “Merger Consideration”), in each case, without interest: (A) for each Penumbra Share with respect to which an election to receive shares of common stock of the Company (“Company Shares,” and each such election, a “Stock Election”) has been effectively made and not revoked or changed pursuant to the terms of the Merger Agreement (collectively, the “Stock Election Shares”), 3.8721 validly issued, fully paid and non-assessable Company Shares (the “Stock Consideration”); (B) for each Penumbra Share with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or changed pursuant to the Merger Agreement (collectively, the “Cash Election Shares”), $374.00 in cash, without interest (the “Cash Consideration”); and (C) for each Penumbra Share other than Penumbra Shares as to which a Stock Election or a Cash Election has been effectively made and not revoked or changed pursuant to the Merger Agreement (collectively, the “Non-Election Shares”), the right to receive such Merger Consideration as determined in accordance with the Merger Agreement. The Penumbra stockholder election will be subject to a proration mechanism, such that the total number of Penumbra Shares entitled to receive the Cash Consideration will be equal to 73.26% of the aggregate number of Penumbra Shares issued and outstanding immediately prior to the Effective Time and the total number of Penumbra Shares entitled to receive the Stock Consideration will be equal to 26.74% of the aggregate number of Penumbra Shares issued and outstanding immediately prior to the Effective Time, in each case, rounded to the nearest whole number.

In addition, at the Effective Time:

(a)	each outstanding and unexercised option granted under a Penumbra stock plan (other than any option granted under the Penumbra’s Employee Stock Purchase Plan) (each, a “Penumbra Option”), whether vested or unvested, with an exercise price per Penumbra Share that is less than the sum (such sum, the “Equity Award Consideration Value”) of (i) $274.00 (the “Equity Award Cash Consideration”) and (ii) the product of (A) 1.0353 Company Shares (the “Equity Award Stock Consideration”) and (B) the average of the volume weighted averages of the trading prices of Company Shares on the New York Stock Exchange on each of the ten consecutive trading days ending on the trading day that is two trading days prior to the closing of the Merger (the “Closing”), shall be automatically canceled and converted into the right to receive (1) an amount in cash equal to the Equity Award Cash Consideration, plus (2) the Equity Award Stock Consideration;
(b)	each outstanding restricted stock unit award granted under a Penumbra stock plan (each, a “Penumbra RSU”) which is outstanding as of immediately prior to the Effective Time that (i) was granted prior to January 1, 2026, (ii) was granted in respect of a performance period ending prior to January 1, 2026 (other than under any sales incentive plan), (iii) is vested but not yet settled as of immediately prior to the Effective Time, (iv) by its terms becomes vested in all respects as a result of the occurrence of the Closing or (v) is held by a non-employee member of the board of directors of Penumbra or a specified officer of Penumbra (collectively, the “Accelerated RSUs”), shall to the extent not vested, automatically vest and be cancelled and converted into the right to receive subject to deduction and withholding under applicable tax laws, the (i) the Equity Award Cash Consideration, and (ii) a number of Company Shares equal to the Equity Award Stock Consideration (the “Equity Award Consideration”) for each Penumbra Share underlying such Accelerated RSU; and

(c)	each outstanding Penumbra RSU (including any Penumbra RSU not yet formally granted that relates to an outstanding award under a sales incentive plan) that is not an Accelerated RSU shall automatically be deemed outstanding immediately prior to the Effective Time and any applicable performance condition for any incomplete performance periods shall be reasonably assessed based on actual performance through the Effective Time, be assumed by the Company and converted into a restricted stock unit award denominated in Company Shares based on a specified conversion ratio.

Consummation of the Merger is subject to the satisfaction of certain conditions, including the (i) the affirmative vote of the holders of a majority of all outstanding Penumbra Shares to adopt the Merger Agreement (the “Penumbra Stockholder Approval”) having been obtained, (ii) the absence of any decision, injunction, decree, ruling, law or order enacted, issued, promulgated, enforced or entered by any governmental authority enjoining or otherwise prohibiting or making illegal the consummation of the Merger (a “Restraint”), (iii) the expiration or termination of any waiting periods (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain additional consents, approvals, non-disapprovals and other authorizations of certain other governmental bodies applicable to the Merger, (iv) the effectiveness of the registration statement on Form S-4 to be filed by the Company in respect of the Company Shares to be issued under the Merger Agreement, (v) the approval for listing on the New York Stock Exchange of the Company Shares to be issued under the Merger Agreement, (vi) subject to certain customary exceptions, the accuracy of the representations and warranties of each of the Company and Penumbra, as applicable, (vii) the performance by the Company, Merger Sub and Penumbra, as applicable, in all material respects of their respective obligations under the Merger Agreement, and (viii) the absence of any material adverse effect of the Company or Penumbra, as applicable.

Each of Penumbra and the Company has made customary representations and warranties in the Merger Agreement and has agreed to customary covenants, including regarding the operation of their respective businesses prior to the Effective Time.

The Merger Agreement also includes covenants requiring Penumbra not to (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquires or the implementation or submission of any acquisition proposal, or any proposals or offers that would be reasonably expected to lead to, an acquisition proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with any inquiries, proposals or offers that constitute, or would be reasonably expected to lead to, an acquisition proposal, (iii) otherwise knowingly facilitate or knowingly encourage any effort or attempt to make an acquisition proposal, or any inquiries, proposals or offers that would reasonably be expected to lead to an acquisition proposal or (iv) execute or enter into any acquisition agreement regarding, or that is intended to result in, or could reasonably be expected to lead to, any acquisition proposal, subject to, prior to receipt of the Penumbra Stockholder Approval, a customary “fiduciary out” provision that allows Penumbra, under certain specified circumstances, to furnish information to, or engage in negotiations or discussions with, third parties with respect to an acquisition proposal if Penumbra complies with certain notice and other requirements and Penumbra’s board of directors (the “Penumbra Board”) (x) determines in good faith (after consultation with its advisors) that such acquisition proposal is, or is reasonably likely to result in, a superior offer and (y) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

Penumbra has also agreed to convene a meeting of its stockholders for the purpose of obtaining the Penumbra Stockholder Approval (the “Penumbra Stockholder Meeting”). Prior to obtaining the Penumbra Stockholder Approval, the Penumbra Board also has the right, in connection with (i) the receipt of a superior proposal or (ii) an intervening event (as defined in the Merger Agreement), to change its recommendation in favor of the Merger and, in the case of a superior proposal, to terminate the Merger Agreement, in each case, subject to complying with notice requirements and other specified conditions (including giving the Company the opportunity to propose changes to the Merger Agreement in response to such superior proposal or intervening event, as applicable), if the Penumbra Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

The Merger Agreement contains certain termination rights for Penumbra and the Company. Upon termination of the Merger Agreement in accordance with its terms, Penumbra will be required to pay the Company a termination fee in an amount equal to $525,000,000 if the Merger Agreement is terminated (i) by Penumbra in order to enter into a definitive agreement providing for a superior proposal or (ii) by the Company following a change by the Penumbra Board of its recommendation that Penumbra stockholders vote to adopt the Merger Agreement. This termination fee will also be payable if the (y) Merger Agreement is terminated under certain circumstances, and at or prior to such termination, an acquisition proposal has been publicly announced, disclosed or otherwise made public that remains outstanding and is not publicly withdrawn at least five business days prior to the date of the Penumbra Stockholder Meeting or termination of the Merger Agreement, as applicable, and (z) within 12 months of such termination, Penumbra or any subsidiary of Penumbra enters into, or submits to the stockholders of Penumbra for adoption, a definitive agreement with respect to an acquisition proposal or consummates any transaction that is the subject of an acquisition proposal (in each case involving more than 50% of Penumbra’s assets or the Penumbra Shares). The Merger Agreement also provides that the Company will be required to pay Penumbra a termination fee in an amount equal to $900,000,000, upon termination of the Merger Agreement in accordance with its terms if, at the time of such termination, (A) the requisite regulatory approvals or clearances have not been obtained or there is a Restraint relating to a requisite regulatory approval or otherwise in connection with antitrust laws, (B) the Penumbra Stockholder Approval has been obtained, and (C) all of the other conditions to the Company and Merger Sub’s obligations to consummate the Merger (other than those to be satisfied at the closing of the Merger) have been satisfied.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations and warranties made by the Company and Penumbra in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement and (i) should not be treated as categorical statements of fact, but rather as a way of allocating the risk among the parties if those statements prove to be inaccurate, (ii) may have been qualified in the Merger Agreement by disclosures that were made by one party to the other parties in connection with the negotiation of the Merger Agreement, and (iii) may apply contractual standards of “materiality” that are different from “materiality” under applicable securities laws.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K and the information incorporated by reference herein contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by words like “anticipate,” “expect,” “project,” “believe,” “plan,” “estimate,” “intend” and similar words. These forward-looking statements are based on our beliefs, assumptions and estimates using information available to us at the time and are not intended to be guarantees of future events or performance. These forward-looking statements include, among other things, statements regarding the financial and business impact of the Transaction and anticipated benefits of the Transaction, the closing of the Transaction and the timing thereof, business plans and strategy, product launches and product performance and impact, clinical programs, and expected financial results. If our underlying assumptions turn out to be incorrect, or if certain risks or uncertainties materialize, actual results could vary materially from the expectations and projections expressed or implied by our forward-looking statements. These factors, in some cases, have affected and in the future (together with other factors) could affect our ability to implement our business strategy and may cause actual results to differ materially from those contemplated by the statements expressed in this Current Report on Form 8-K. As a result, readers are cautioned not to place undue reliance on any of our forward-looking statements.

Factors that may cause such differences include, among other things: economic conditions, including the impact of foreign currency fluctuations; future U.S. and global political, competitive, reimbursement and regulatory conditions, including changing trade and tariff policies; geopolitical events; manufacturing, distribution and supply chain disruptions and cost increases; disruptions caused by cybersecurity events; disruptions caused by public health emergencies or extreme weather or other climate change-related events; labor shortages and increases in labor costs;

variations in outcomes of ongoing and future clinical trials and market studies; new product introductions; expected procedural volumes; the closing and integration of acquisitions, including the ability to achieve the anticipated benefits of the proposed transaction and successfully integrate Penumbra’s operations; business disruptions (including disruptions in relationships with employees, customers or suppliers) following the announcement and/or closing of the proposed Transaction; demographic trends; intellectual property; litigation; financial market conditions; future business decisions made by us and our competitors; the conditions to the completion of the proposed Transaction, including the receipt of the required regulatory approvals and clearances, may not be satisfied at all or in a timely manner; and the closing of the proposed Transaction may not occur or may be delayed. All of these factors are difficult or impossible to predict accurately and many of them are beyond our control. For a further list and description of these and other important risks and uncertainties that may affect each of the Company’s and Penumbra’s businesses and future operations, see Part I, Item 1A – Risk Factors in the Company’s and Penumbra’s respective most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, which may be updated in Part II, Item 1A – Risk Factors in Quarterly Reports on Form 10-Q each company has filed or will file hereafter. The Company disclaims any intention or obligation to publicly update or revise any forward-looking statements to reflect any change in our expectations or in events, conditions or circumstances on which those expectations may be based, or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements, except as required by law. This cautionary statement is applicable to all forward-looking statements contained in this Current Report on Form 8-K.

Important Information and Where to Find It

In connection with the proposed Transaction, the Company will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Penumbra, and Penumbra will mail the Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed Transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents the Company and/or Penumbra may file with the SEC in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY THE COMPANY OR Penumbra WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the Company and/or Penumbra through the website maintained by the SEC at www.sec.gov. Security holders will also be able to obtain free copies of the documents filed by the Company with the SEC on the Company’s website at https://investors.bostonscientific.com/financials-and-filings/sec-filings or by contacting the Company’s Investor Relations at BSXInvestorRelations@bsci.com. Security holders will be able to obtain free copies of the documents filed by Penumbra with the SEC on Penumbra’s website at https://www.penumbrainc.com/investors/sec-filings/ or by contacting Penumbra Investor Relations at investors@penumbrainc.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, Penumbra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Penumbra’s stockholders in connection with the proposed Transaction. Information regarding the Company’s directors and executive officers, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when they are filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov or by accessing the Investor Relations section of the Company’s website at https://investors.bostonscientific.com/financials-and-filings/sec-filings.

Information regarding the Company’s directors and executive officers is contained in the sections entitled “Election of Directors” and “Securities Ownership of Director and Executive Officers” included in the Company’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 19, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000017/bsx-20250319.htm), in the section entitled “Directors, Executive Officers and Corporate Governance” included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 18, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000011/bsx-20241231.htm), in the Company’s Form 8-K filed on April 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000024/bsx-20250418.htm), in the Company’s Form 8-K filed on September 4, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000043/bsx-20250829.htm), in the Company’s Form 8-K filed on October 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000048/bsx-20251022.htm), and in the Company’s Form 8-K filed on November 19, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000052/bsx-20251118.htm). To the extent holdings of the Company’s securities by the directors and executive officers of the Company have changed from the amounts of securities of the Company held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding Penumbra’s directors and executive officers is contained in the sections entitled “Proposal No. 1: Election of Directors”, “Information Regarding the Board of Directors and Corporate Governance”, and “Other Information Related to Penumbra, Its Directors and Executive Officers” included in Penumbra’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000074/pen-20250416.htm), in the section entitled “Directors, Executive Officers and Corporate Governance” included in Penumbra’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 2, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000012/pen-20241231.htm) and in Penumbra’s Form 8-K filed on August 27, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000101/pen-20250822.htm). To the extent holdings of Penumbra’s securities by the directors and executive officers of Penumbra have changed from the amounts of securities of Penumbra held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of January 14, 2026, by and among Boston Scientific Corporation, Pinehurst Merger Sub, Inc. and Penumbra, Inc.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

*Schedules to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K under the Securities Act of 1933, as amended. A copy of any omitted schedule will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

Boston Scientific Corporation

Date: January 15, 2026	By:	/s/ Susan Thompson
Susan Thompson
Vice President, Chief Corporate Counsel and Assistant Secretary